State of Delaware
Secretary of State
Division of Corporations
Delivered 12:02 PM 10/04/2019
FILED 12:02 PM 10/04/2019
SR 20197387975 - File Number 2197475

# CERTIFICATE OF DESIGNATIONS OF RIGHTS, PREFERENCES, PRIVILEGES AND RESTRICTIONS

## OF

## SERIES A PREFERRED STOCK

## OF

## BRAVO MULTINATIONAL INCORPORATED

Bravo Multinational Incorporated, a Delaware corporation, (the "Company") acting pursuant to Section 151 of the General Company Law of Delaware does hereby submit the following Certificate of Designation and administration of rights of its Series A Preferred Stock.

FIRST: The name of the Company is Bravo Multinational Incorporated.

SECOND: By unanimous consent by the Board of Directors of the Company dated October 4, 2019 the following resolutions were duly adopted:

WHEREAS, the Board of Directors of the Company is authorized subject to limitations prescribed by law and by the provisions of Article IV of the Company's Certificate of Incorporation as amended to establish and fix the number of shares being included in any series of preferred stock and the designations, rights, preferences, powers, restrictions and limitations of the shares of such series and the designations, rights, preferences, powers, restrictions and limitations of the shares of such series; and

WHEREAS, it is the desire of the Board of Directors to establish and fix the number of shares to be included in a new series of preferred stock and the designation, rights, preferences, and limitations of the shares of such new series;

NOW THEREFORE, BE IT RESOLVED, that pursuant to Article IV of the Company's Certificate of Incorporation, as amended, there is hereby established a new series of ten million shares (10,000,000) of Preferred Stock of the Company (the "Series A Preferred Stock") to have the designation rights, preferences, powers, restrictions, and limitations set forth in a supplement to Article IV as follows:

A. **Series A Preferred Shares**

The Series A Preferred Shares shall have the following rights, preferences, powers, privileges, restrictions, qualifications, and limitations:

Section 1. Designation, Amount and Par Value.

This series of preferred stock shall be designated as this Corporation's Series A Preferred Stock (the "Preferred Stock") and the number of shares so designated shall be up to 10,000,000 Each share of Series A Preferred Stock shall have a par value of $.0001 per share and a stated value equal to $.0001.

Section 2. Dividends.

The Holders of outstanding Series A Preferred Stock shall be entitled to receive one hundred (100) times the dividends per share of Series A Stock as are paid for each share of the Corporation's common stock.

Section 3. Voting Rights.

In addition to voting as a class as to all matters that require class voting under the Delaware law, the holders of the Series A Stock shall vote on all matters with the holders of the Common Stock (and not as a separate class) on one hundred votes per Series A Stock (100:1) basis. The holders of the Series A Stock shall be entitled to receive all notices relating to voting as are required to be given to the holders of the Common Stock.

Section 4. Rank.

The Series A Stock shall, with respect to the rights on liquidation be entitled to receive 100 for 1 Share of liquidation proceeds as compared to each share of common stock, $.0001 par value per share.

Section 5. Redemption.

Shares of Series A Preferred Stock may not be redeemed by the Corporation absent the consent of the holder thereof.

Section 6. Conversion.

(a) Each share of Series A Stock shall be convertible, without any payment of additional consideration by the holder thereof and at the option of the holder thereof, at any time after the Series A Issue Date at the conversion ratio of one (1) share of Series A Stock for one hundred (100) shares of Common Stock.

(b) The Conversion Ratio shall be subject to adjustment in accordance with the following:

i. In case the Corporation shall have at any time or from time to time after the Series A Issue Date, paid a dividend, or made a distribution, on the outstanding shares of Common Stock in shares of Common Stock, subdivided the outstanding shares of Common Stock, combined the outstanding shares of Common Stock into a smaller number of shares of issued by reclassification of the shares of Common Stock any shares of capital stock of the Corporation, then, and with respect to each such case, the Conversion Ratio shall be adjusted so that the holder of any shares of Series A Stock shall be entitled to receive upon conversion the number of shares of Common Stock or other securities of the Corporation which such holder would have owned or have been entitled to receive immediately prior to such events or the record date therefor, whichever is earlier, assuming the Series A Stock had been converted into Common Stock, it being the intention of the foregoing, to provide the holders of Series A Stock with the same benefits and securities as such holders would have received as holders of Common Stock if the Series A Stock had been converted into Common Stock at the Conversion Ratio on the Series A Issue Date and such holders had continued to hold such Common Stock.

ii. In case the Corporation shall at any time or from time to time after the Series A Issue Date declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of stock or other securities or property or rights or warrants to subscribe for securities of the Corporation or any of its subsidiaries by way of dividend or spin-off), on its Common Stock, other than dividends or distributions of shares of Common Stock which are referred to in clause (i) of this section (b), then the holders of the Series A Stock shall be entitled to receive upon conversion their pro rata share of any such dividend or other distribution on an as converted basis; provided, however, that any plan or declaration of a dividend or distribution shall not have been abandoned or rescinded.

iii. If the Corporation shall be a party to any transaction including without limitation, a merger, consolidation, sale of all or substantially all of the Corporation's assets or a reorganization, reclassification or recapitalization of the capital stock, (such actions being referred to as a "Transaction), in each case, as a result of which shares of Common Stock are converted into the right to receive stock securities or other property (including cash or any combination thereof), each share of Series A Stock shall thereafter be convertible into the number of shares of stock or securities or property to which a holder of one hundred (100) times the number of shares of Common Stock of the Corporation deliverable upon conversion of such Series A Stock would have been entitled upon such Transaction; and, in any such case, appropriate adjustment (as determined

**IN WITNESS WHEREOF,** I have executed and subscribed this Certificate of Designation and do affirm that the foregoing is true under penalty of perjury this 4th day of Octovber, 2019.

**BRAVO MULTINATIONAL INCORPORATED**

By: [redacted]
Merle Ferguson, President